

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2013

Via E-mail
Mr. Ronald E. Pipoly, Jr.
Chief Financial Officer
Amtrust Financial Services, Inc.
59 Maiden Lane, 43rd Floor,
New York, NY   100038

> **Re: Amtrust Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30 2013**
> **Filed August 9, 2013**
> **File No. 001-33143**

Dear Mr. Pipoly:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

10-K for the Fiscal Year Ended December 31, 2012

Business
Insurance Regulatory Information System Ratios, page 28

1. You disclose that in 2012 some of your insurance companies, had ratios departing from the "usual values" identified by the Insurance Regulatory Information System and you attribute some of those departures to your intercompany reinsurance structure. Please provide us proposed disclosure to be included in future periodic reports that discuss the attributes of your intercompany reinsurance structure that have caused departure from values considered usual and elaborate on the business purpose behind your structuring of your reinsurance agreements in apparently a unique way.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Acquisitions, page 58

2. You disclose that in 2009 you acquired a Luxembourg holding company and five
    Luxembourg-domiciled captive insurance companies and that during 2010 - 2012, you made
    several additional acquisitions of Luxembourg-domiciled captive insurance companies.
    Please tell us:

    - The nature and the business purpose of transactions with captives. Explain whether
      and if so, how you reinsure with these captives including whether, and if so, to what
      extent, captives assume reinsurance from third parties to whom you ceded policies.
    - The amount of captives' obligations and the nature and amount of assets, guarantees,
      letters of credit or promises that secure the captives' obligations. Tell us the nature
      and amount of Amtrust Financial Services, Inc., the parent holding company, assets,
      guarantees, letters of credit or promises securing the captives' obligations.
    - The effects in your GAAP consolidated financial statements of transacting with
      captives directly and, if applicable, indirectly through third parties.
    - Your consideration of disclosing the risks of employing your captives strategy.
    - Any uncertainties associated with the continued use of this strategy and the expected
      effects on your financial position and results of operations if you discontinue this
      strategy. In this regard, your response should tell us the aspect(s) of and magnitude to
      your financial position and results of operations, or that you would not expect any
      material effects.

Premiums, page 64

3. You disclose on page 15 that generally there is more uncertainty in the Specialty Risk and
    Extended Warranty unearned premium reserve than in the IBNR reserve. Please provide us
    proposed disclosure to be included in future periodic reports that discusses the judgments and
    uncertainties surrounding your unearned premium reserve estimate, the potential variability
    in the most recent estimate and the impact this variability may have on reported results,
    financial condition and liquidity. For material changes to prior period estimates, identify and
    describe in reasonable specificity the nature and extent of new events that occurred or
    additional experience/information obtained since the last reporting date that led to the change
    in estimate and disclose the amount of the change for all periods presented.   Please tell us
    how the assumptions used to amortize your deferred acquisition costs compares with the
    assumptions used to amortize your unearned premium reserve.

Results of Operations
Consolidated Results of Operations 2012 compared to 2011

Loss and Loss Adjustment Expense; Loss Ratio, page 70

4. Your discussion of the decrease in the loss ratio in 2012 resulting from "lower current year
    accident selected ultimate losses as compared to selected ultimate losses from the prior
    accident year" here and in other sections of the filing does not appear to address the

underlying reasons in segment and consolidated prior period reserve development. For example, explaining developments as "a result of redefining IBNR within our European operations, which lead to the classification of a greater percentage of those reserves as case reserves as opposed to IBNR" in Note 9 does not appear to be sufficiently informative. Please provide us proposed disclosure to be included in future periodic reports that includes a discussion of the underlying reasons for the adverse and favorable segment and consolidated prior period reserve developments for all periods presented. Please ensure that your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition was not appropriate in earlier periods.

Acquisition Costs and Other Underwriting Expenses; Expense Ratio, page 70

5. Please provide us proposed disclosure to be included in future periodic reports that explains "a change in business mix" and how exactly it affected the expense ratio during the year ended December 31, 2012.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Ceding Commission Revenue, page F-10

6. In your discussion of acquisition costs and other underwriting expenses; expense ratio in the results of operations section of MD&A, ceding commissions are netted against these expenses to arrive at your expense ratio. Please tell us why it is appropriate to classify your ceding commissions as revenue instead reflecting the portion of your ceding commissions that are a recovery of acquisition costs as a reduction of your deferred acquisition costs as required by ASC 944-30-35-64. Tell us for each period provided in your filing the portion of your ceding commission revenue that relates to the recovery of acquisition costs.

7. Please provide us proposed revised disclosure to be included in future periodic reports that describes your accounting for certain reinsurance agreements that contain provisions whereby the ceding commission rates vary based on the loss experience under the agreement and its implication in your risk transfer assessment.

Income Taxes, page F-15

8. You disclose that the use of deferred tax liabilities related to equalization reserves are netted against related amortization expense and recorded as a decrease to other underwriting expense. Please tell us why it is appropriate to net the use of a deferred tax liability against the amortization expense associated with the intangible asset related to your equalization reserves and reference for us the authoritative literature you rely upon to support your position. In your response tell us why the change in a deferred tax liability is not recorded in deferred tax expense or benefit as required by ASC 740-10-30-4 and the amount of deferred income tax benefit, i.e., the change in deferred tax liability, associated with your equalization reserves for each of the periods presented in your financial statements.

4. Fair Value of Financial Instruments, page F-24

9. We acknowledge your disclosure on page 22 that states that before you purchase a life
settlement contract, you conduct a rigorous underwriting review that includes obtaining life
expectancy estimates on individual insureds from actuaries and your disclosure on page 64 of
the factors considered in the determination of the fair value of your investment in life
settlements. It appears that the main assumptions used to calculate the fair value are life
expectancy and the discount rate. Discuss why the assumptions used are considered
appropriate. Indicate how you assess the reasonableness of the main assumptions used as
inputs in the valuation of the life settlement contract investments. Clarify to what extent you
rely on independent outside parties to determine life settlement contract fair value at each
balance sheet date. If adjustments to the main assumptions have been made, identify and
describe in reasonable specificity the nature and extent of new events that occurred or
additional experience/information obtained that resulted in the adjustments or disclose if the
main assumptions have remained unchanged during the periods presented.

6. Investment in Life Settlements, page F-31

10. Regarding the life settlement contracts that you record at zero because your determined that
their fair value is less than zero, tell us why you continue to pay premiums and record these
contracts in your financial statements at zero rather than at their fair value. Also, tell us the
amount of premiums you paid in 2011 and 2012 for these contracts and their fair value at
December 31, 2012.

22. Statutory Financial Data, Risk Based Capital and Dividend Restrictions, page F-56

11. We acknowledge your disclosure of the principal differences between your statutory
financial statements and your financial statements prepared in accordance with GAAP and
note that your equalization reserves is not listed as one of the principal differences. We also
note that you disclosed that you had approximately $412 million of unutilized equalization
reserves as at December 31, 2012. Please explain to us the difference, if any, between your
statutory financial statements and your financial statements prepared in accordance with
GAAP with respect to your equalization reserves.

Form 10-Q for the Quarterly Period Ended June 30, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Reinsurance, page 63

12. Please provide us proposed disclosure to be included in future periodic reports that explains
the apparent contradiction between your statement that you have not experienced any
significant changes to your insurance programs since December 31, 2102 and your statement
on page 61 that the increase in prepaid reinsurance premium between periods related to
higher cessions of premium during the first six months of 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant